UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 19, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release dated 18 July 2012 entitled ‘RECOMMENDED CASH OFFER FOR CABLE & WIRELESS WORLDWIDE PLC (“CWW”) BY VODAFONE EUROPE B.V. (“VODAFONE”) (“THE OFFER”) — ACQUISITION OF ONE CWW SHARE BY VODAFONE’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

18 July 2012

RECOMMENDED CASH OFFER

for

Cable & Wireless Worldwide plc (“CWW”)

by

Vodafone Europe B.V. (“Vodafone”)

(the “Offer”)

Acquisition of one CWW Share by Vodafone

In the scheme document dated 21 May 2012 (the “Scheme Document”) relating to the scheme of arrangement implementing the Offer, it was stated that Vodafone had agreed to acquire one CWW Share prior to the Scheme Record Time.

CWW and Vodafone announce that, on 17 July 2012, CWW issued and allotted one CWW Share to Vodafone at a price of 38 pence. This means that Vodafone will be a member of CWW at the Scheme Record Time and accordingly there will be no requirement under section 593 of the Companies Act 2006 for an independent valuation of the new shares in CWW to be issued to Vodafone under the Scheme.

Defined terms used but not defined in this announcement have the meanings set out in the Scheme Document.

For further information:

Vodafone and Vodafone Group Plc

Investor Relations	Tel: +44 (0)7919 990 230

Media Relations	Tel: +44 (0)1635 664 444

UBS (Financial adviser to Vodafone and Vodafone Group Plc)

Simon Warshaw / Jonathan Rowley / Christian Lesueur	Tel: +44 (0)20 7567 8000

Citi (Joint corporate broker to Vodafone Group Plc)

Nigel Mills / Charlie Lytle	Tel: +44 (0)20 7986 4000

J.P. Morgan Cazenove (Joint corporate broker to Vodafone Group Plc)

Laurence Hollingworth / Andrew Hodgkin	Tel: +44 (0)20 7742 4000

Cable & Wireless Worldwide plc

Paul Moore, Retail Shareholder Relations	Tel: +44 (0)7794 999 815

Roy Teal, Institutional Investor Relations	Tel: +44 (0)7822 820 762

Will Cameron, Media Relations	Tel: +44 (0)7822 803 889

Barclays (Joint financial adviser to CWW)

Mark Warham / Jack Callaway / Stuart Ord	Tel: +44 (0)20 7623 2323

Rothschild (Joint financial adviser to CWW)

Nigel Higgins / Richard Murley / Jeremy Boardman	Tel: +44 (0)20 7280 5000

Deutsche Bank (Joint corporate broker to CWW)

Nick Bowers / Drew Price	Tel: +44 (0)20 7545 8000

Jefferies Hoare Govett (Joint corporate broker to CWW)

Chris Zeal / Neil Collingridge	Tel: +44 (0)20 7029 8500

UBS, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vodafone and Vodafone Group Plc and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone and Vodafone Group Plc for providing the protections afforded to clients of UBS or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group Plc and no one else in connection with the Offer and this announcement and accordingly, Citi will not be responsible to anyone other than Vodafone Group Plc for providing advice in connection with the Offer or any matter referred to herein and no-one other than Vodafone Group Plc will benefit from the protections afforded to clients of Citi.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as corporate broker to Vodafone Group Plc and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone Group Plc for providing the protections afforded to its clients or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Barclays, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and other matters referred to in this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Barclays or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin — Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the UK Financial Services Authority. Details about the extent of Deutsche Bank’s authorisation and regulation by the UK Financial Services Authority are available on request. Deutsche Bank is acting exclusively as corporate broker to CWW and no one else in connection with the contents of these materials and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Deutsche Bank nor for providing advice in relation to any matter or arrangement referred to herein.

Jefferies Hoare Govett, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CWW and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than CWW for providing the protections afforded to clients of Jefferies Hoare Govett or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

You may request a hard copy of this announcement by contacting CWW’s Registrar, Equiniti, during business hours on 0871 384 2885 (from within the UK) or +44 121 415 0297 (from outside the UK) or by submitting a request in writing to CWW’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

Overseas shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and the availability of the Offer to CWW Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This announcement has been prepared for the purpose of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The Offer relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. The scheme of arrangement will relate to the shares of an

English company i.e. a “foreign private issuer” as defined under rule 3b-4 under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the Exchange Act. Accordingly, the Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation and tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable to the UK that may not be comparable to the financial statements of US companies.

Dealing Disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website

A copy of this announcement will be made available, free of charge, (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on www.cw.com/investors/ and www.vodafone.com/investor by no later than 12 noon (London time) on the day following publication of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 19, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary